[PREMIER COMMERCIAL LETTERHEAD]

May 12, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:          Premier Commercial Bancorp — Registration Statement on

Form SB-2 (File No. 333-133061)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Premier Commercial Bancorp (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form SB-2 (the “Registration Statement”), relating to the registration of 727,272 shares of the Company’s Common Stock, be accelerated to 2:00 p.m., Eastern Standard Time, on May 15, 2006, or as soon thereafter as may be practicable.

In connection with request, this letter shall confirm the Company’s understanding that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

PREMIER COMMERCIAL BANCORP

By:	/s/ KENNETH COSGROVE
Kenneth J. Cosgrove
Chief Executive Officer

cc:           Gary Steven Findley, Esq.

Gary Steven Findley & Associates